UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File No. 000-32255

BALATON POWER INC.
(Translation of registrant's name into English)

Suite 206, 20257 54th Avenue, Langley, British Columbia V3A 3W2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [  ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SUBMITTED HEREWITH
Exhibits
99.1	Unaudited Consolidated Interim Financial Statements for the period ended September 30, 2010
99.2	Management Discussion and Analysis for the period ended September 30, 2010
99.3	Form 52-109F2 ~ CEO & CFO Certifications dated September 30, 2010
99.4	Notice of Annual and Special Meeting of Shareholders dated November 18, 2010
99.5	Management Information Circular as at November 15, 2010
99.6	Form of Proxy
99.7	Voting Instruction Form
99.8	News release dated November 8, 2010
99.9	News release dated October 4, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: December 8, 2010

/s/ Michael Rosa____________________
Michael Rosa
President and Chief Executive Officer